Exhibit 99(a)(1)(I)
EMAIL DATED JANUARY 28, 2009 FROM LIME TO ELIGIBLE PARTICIPANTS

To:	Eligible Participants

From:	David Asplund
I am pleased to share with you that Lime’s Board of Directors and Stockholders have recently approved the implementation of a value-for-value stock option exchange program (“Option Exchange Program”). The Option Exchange Program will allow employees and directors to exchange eligible out-of-money (or “underwater”) stock options for replacement options that would entitle the holder to purchase a fewer number of shares of common stock at an exercise price that is more in line with the current value of our common stock.
Under the Option Exchange Program, all current officers, directors and employees holding stock options with an exercise price of at least $8.00 per share (“Eligible Participants”) will be able to exchange those options for replacement options that will have an exercise price equal to the closing bid price for a share of Lime stock on the day this offer expires. Except for the change in exercise price and the number of shares covered by the replacement options, all other terms and conditions will be virtually identical to the options you currently hold. Participation in the Option Exchange Program will be completely voluntary. If you do not want to participate in the Option Exchange Program, your current options will remain in place.
Later today you should receive by email Offer documents containing a complete description of, and forms related to, the offer to exchange (the “Offer”). As outlined in the Offer documents, you will have a period of time to elect to participate in the Offer. Any questions that are not answered by the Offer documents should be directed to Jeffrey Mistarz at otender@lime-energy.com.
The executive management team and I are committed to making Lime a company that will experience continued growth and success. We view this program as a way to motivate and reward our employees by presenting this opportunity to share in Lime’s future successes through stock ownership.
Sincerely,
David R. Asplund, Chief Executive Officer